NEWS RELEASE

June 23, 2016	Release 04-2016

WESTERN COPPER AND GOLD PROVIDES CASINO UPDATE
AND ANNOUNCES AGM RESULTS

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE MKT: WRN) is pleased to provide an update on its Casino Project and to announce the voting results from the Company’s Annual General Meeting (“AGM”) held in Vancouver, British Columbia on June 22, 2016.

ANNUAL GENERAL MEETING

A total of 30,783,846 common shares were represented at the AGM, representing 32.67% of the votes attached to all outstanding common shares as at the record date. All of the matters submitted to the shareholders for approval as set out in the Company's notice of meeting and information circular, both dated May 13, 2016, were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at five (5) and elected all incumbent directors. The details of the voting results for the election are set out below:

Director	Votes For	% For	Votes Withheld	% Withheld
Dale Corman	22,294,288	99.48%	116,986	0.52%
Robert Gayton	22,248,458	99.27%	162,816	0.73%
Archie Lang	22,220,798	99.15%	190.476	0.85%
David Williams	22,234,899	99.21%	176.375	0.79%
Klaus Zeitler	22,236,188	99.22%	175,086	0.78%

Shareholders also approved the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at the remuneration to be set by the directors.

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml), and on the Company's website.

CASINO PROJECT UPDATE

Western submitted the Casino Project Proposal (the “Project Proposal”) to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) for assessment in January 2014. On February 18, 2016, the YESAB Executive Committee informed the Company that it is requiring that the Casino Project be reviewed by a panel (the “Panel Review”), the highest level of assessment carried out by YESAB. The first step in the process is for YESAB to provide Western with a list of required information through the release of the Environmental and Socio-Economic (“ESE”) Statement Guidelines.

TSX: WRN
NYSE MKT: WRN

Western received the ESE Statement Guidelines on June 20, 2016 and is developing the schedule and budget required to meet the guideline requirements and prepare its ESE Statement. Once the Company submits its ESE Statement, YESAB will have 15 months to review the application and issue a decision.

Western continues to work with Federal, Territorial and First Nation governments on various aspects of the Casino Project. The Company has worked closely with the Territorial government on their submittal of the Yukon Resource Gateway Project proposal to the federal government under the National Infrastructure Component (NIC) of the New Building Canada Fund earlier this year. This proposal requests federal funding to support road construction that would directly benefit the Casino Project.

CHAIRMAN’S MESSAGE

Dale Corman, Western’s Executive Chairman, provides a brief update and commodity market commentary in his letter to shareholders, which is available at www.westerncopperandgold.com/events/agm-2016.

“Copper inventories have fallen dramatically in the last few years both in real terms and as a percentage of total consumption. Warehouse stocks hit a 5 year low in April – a condition which will surely continue unless there is a dramatic reduction in copper demand. On the supply side, production cut-backs, declining head grades, and the lack of new mines coming on stream suggest that a supply shortfall is in the making. It will take a decade, tens of billions of dollars and much higher copper prices to bring the supply back into balance with demand – and we will be ready to meet that demand.

Western as a company has an exceptionally qualified group of mining professionals that cover all aspects of mineral exploration and mine development. The team’s track record of moving projects from the early stage through resource definition, pre-feasibility, feasibility and permitting sets us ahead of the pack as a mineral exploration and development company.”

On behalf of the board,

“Paul West-Sells”
Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson,
Manager, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 20-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 20-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.